UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Management Change and TVR Update dated 12 September 2025

Press Release

12 September 2025

 Argo Blockchain plc

("Argo" or "the Company")

 Management Change

The Company announces that Jim MacCallum has been terminated from his role as Chief Financial Officer with immediate effect. An announcement regarding a replacement Chief Financial Officer will be made in due course.

 Total Voting Rights

The Company also announces that, following the vesting and settlement of certain restricted stock units ("RSUs") granted under the Company's equity incentive plan during the period from 6 June 2025 through 9 September 2025, 1,171,754 additional ordinary shares have been issued.

As a result of these RSU vestings, as at the date of this announcement, the Company's issued share capital consists of 720,658,568 ordinary shares of £0.001 each, all of which carry voting rights. The Company does not hold any shares in treasury.

Therefore, the total number of voting rights in the Company is 720,658,568, which may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

 About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about future plans and objectives of the Company are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include, market and other conditions, the principal risks and uncertainties listed in the risk factors set forth in our Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 September, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer